March 28, 2022	Abigail P. Hemnes abigail.hemnes@klgates.com

T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust”) — File No. 811-223027
Registration Statement on Form N-1A, as supplemented

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 6, 2022, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 7 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 19, 2021, accession no. 0001133228-21-005709 (the “Amendment”). The Amendment was filed for the purpose of updating the Registration Statement for John Hancock Collateral Trust, the sole series of the Trust (the “Fund”) to reflect that the Fund is operated in compliance with Rule 2a-7 under the 1940 Act, and making other nonmaterial changes.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Amendment Comments

Part A

1.	Comment — Under Item 5(b), please ensure that the relevant bulleted information is formatted correctly.

Response — The Trust confirms that the relevant bullet points appear correctly formatted in the Registration Statement’s EDGAR filing.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

T +1 617 261 3100  F +1 617 261 3175  klgates.com

2.	Comment — Item 9(b) under “Implementation of Investment Objective” notes that the Fund invests in “eligible securities” as defined under Rule 2a-7, including securities issued by “[i]nternational organizations such as the World Bank and the International Monetary Fund.” Please supplementally confirm and describe how such securities comport with the requirements of Rule 2a-7.

Response — Rule 2a-7(a)(11) defines an “eligible security,” in part, as a security with a remaining maturity of 397 calendar days or less that a fund’s board determines presents minimal credit risk to the fund. Such minimal credit risk determination must include an analysis of the issuer’s financial condition, source of liquidity, and other indicators of financial strength.

The Trust respectfully submits that the World Bank and International Monetary Fund each issue securities that meet the definition of “eligible security” under Rule 2a-7. For example, the World Bank issues USD discount notes with maturities of 360 days or less, and the Fund’s Board could reasonably conclude that each issuer presents minimal credit risk pursuant to the requirements of Rule 2a-7. As of the Fund’s most recent fiscal period-end, the Fund did not hold any securities of such issuers.

3.	Comment — Under Item 9(b), “Implementation of Investment Objective,” please update disclosure related to the Fund’s investment in weekly liquid assets to align with Rule 2a-7(a)(28).

Response — The Trust will update its disclosure to clarify references to government agency securities issued at a discount with remaining maturities of 60 days or less in connection with the next routine annual update of the Registration Statement.

4.	Comment — Item 9(b) under “Implementation of Investment Objective” notes that the Fund has adopted policies under which it may impose liquidity fees and/or temporary redemption gates. Please provide specific disclosure regarding the thresholds that trigger the imposition of a discretionary liquidity fee and/or temporary suspension of redemptions as opposed to the imposition of a default liquidity fee. Please update related disclosures throughout the Registration Statement, as applicable.

Response — Rule 2a-7 permits the Fund to impose a liquidity fee of up to 2%, or temporarily suspend (i.e., “gate”) redemptions for up to 10 business days in a 90-day period, if the Fund’s Weekly Liquid Assets fall below 30% of its total assets and the Board (including a majority of independent trustees) determines that imposing a fee or gate is in the best interests of the Fund. Additionally, the Fund is required to impose a liquidity fee of 1% on all redemptions if its Weekly Liquid Assets fall below 10% of its total assets, unless the Board (including a majority of independent trustees) determines that imposing such a fee would not be in the best interests of the Fund. The Trust will revise the Registration Statement accordingly in connection with the next routine update of the Registration Statement .

5.	Comment — Under Item 9(b), “Implementation of Investment Objective,” please disclose how shareholders will be notified of the imposition of a liquidity fee or redemption gate.
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Response — The Trust respectfully notes that its disclosure under Item 11(c), “Redemption of Fund Shares,” includes the following language that the Trust believes addresses the Staff’s comment. The Trust further notes that the Fund is utilized exclusively as a cash sweep vehicle only for affiliated John Hancock Funds and is not marketed or sold to the public

“If liquidity fees are imposed or redemptions are temporarily suspended, the Fund will notify shareholders on the Fund’s website or by press release. In addition to identifying the Fund, such notifications will include the Fund’s percentage of total assets invested in weekly liquid assets, the time of implementation of the liquidity fee and/or redemption gate and details regarding the amount of the liquidity fee. The imposition and termination of a liquidity fee or redemption gate will also be reported by the Fund to the SEC on Form N-CR.”

6.	Comment — Under Item 9(c), “Risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. The Trust also notes that, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following introductory disclosure:

“The Fund’s main risk factors are listed below in alphabetical order, not in order of importance.”

7.	Comment — Under Item 9(c), “Risks – Credit quality risk,” the disclosure notes that “high quality debt securities” are defined in a parenthetical as “generally those that are in the two highest credit categories.” This same disclosure has been removed from the investment objective’s definition of “high quality debt securities” so that the investment objective and risk disclosure appear inconsistent. Please revise.

Response — The Trust will incorporate the requested change in connection with the next routine update of the Registration Statement.

8.	Comment — Under Item 9(c), “Risks – Economic and market events risk,” please ensure that the term “EU” is defined and first use.
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Response — The Trust confirms that the term “EU” is defined appropriately in the Registration Statement.

9.	Comment — Under Item 9(c), “Risks – Fees and gates risk,” please clarify in the disclosure how soon a fee or gate would be implemented upon the Board’s determination and/or as required by Rule 2a-7.

Response — Consistent with Question 43 of the 2014 Money Market Reform Frequently Asked Questions, the Trust will consider updating its disclosure during its next routine annual update of the Registration Statement to clarify that any discretionary liquidity fee or redemption gate would be implemented immediately after the Board’s determination to impose such fee or gate. The Trust will additionally consider clarifying that a 1% default liquidity fee would be imposed the business day following a determination that the Fund’s Weekly Liquid Assets are less than 10% of the Fund’s total assets, unless the Board determined not to impose such fee.

10.	Comment — Under Item 9(c), “Risks – Foreign securities risk,” the disclosure notes investments in depositary receipts, though the Staff notes that depositary receipts are not discussed in the Fund’s principal investment strategy. Please add reference to depositary receipts to the Fund’s principal investment strategy disclosure or otherwise remove from the risk disclosure.

Response — The Fund will update its principal investment strategy disclosure accordingly in connection with the next routine annual update of the Registration Statement.

11.	Comment — Disclosure under Item 9(c), “Risks – Liquidity risk,” discusses derivatives, which are inapplicable to the Fund. Please remove all reference to derivatives throughout the Registration Statement.

Response — The Trust will consider incorporating the requested change in connection with the next routine update of the Registration Statement.

12.	Comment — Under Item 11(c), “Redemption of Fund Shares,” please disclose (1) the Fund’s use of fee proceeds, including any possible return to shareholders in the form of a distribution, (2) the tax consequences to the Fund and its shareholders of the Fund’s receipt of liquidity fees, and (3) the a general description of the process of Fund liquidation should Weekly Liquid Assets fall below 10% and the Fund’s Board determines it would not be in the Fund’s best interest to continue operating.

Response — The Trust respectfully notes that disclosure under Item 11(c), “Redemption of Fund Shares,” includes the following, which the Trust believes is consistent with the Staff’s comment:

“All liquidity fees payable by shareholders to the Fund can be used to offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. The Fund expects to treat such liquidity fees as not constituting income to the Fund.

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A liquidity fee imposed by the Fund will reduce the amount a shareholder will receive upon the redemption of its shares and will decrease the amount of any capital gain or increase the amount of any capital loss a shareholder will recognize from such redemption. Although there is some degree of uncertainty with respect to the tax treatment of liquidity fees received by money market funds, it is anticipated at this time that a liquidity fee will have no tax effect for the Fund. As the tax treatment will likely be the subject of future guidance issued by the Internal Revenue Service (IRS), the Fund will re-visit the applicable tax treatment of liquidity fees when they are received.

If the Fund’s weekly liquid assets fall below 10% of its assets on a business day, the Fund may cease honoring redemptions and liquidate at the discretion of the Board, including a majority of the independent Trustees. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.”

13.	Comment — Under Item 11(f), “Tax Consequences,” consistent with the 2014 Money Market Fund Reform amendments, the Staff expects floating NAV money market funds to disclose the tax consequences to shareholders of buying, holding, exchanging, and selling a floating NAV fund’s shares. For example, please consider disclosure regarding the aggregate method of determining taxable gains and losses for floating NAV funds and that the wash sale rule would not apply.

Response — The Trust will consider updating its tax disclosure accordingly in connection with the next routine update of the Registration Statement.

Part B

14.	Comment — Similar to comment 7 above, under Item 16(b), “Investment Strategies and Risks,” the disclosure notes that the Fund’s investments will be rated “in one of the two highest rating categories.” Similar disclosures have been removed from the investment objective’s definition of “high quality debt securities.” Please revise for consistency.

Response — The Trust will incorporate the requested change in connection with the next routine update of the Registration Statement.

15.	Comment — Under Item 16(b), “Investment Strategies and Risks – European Risk,” information regarding Brexit is provided as of January 31, 2020. Please provide more recently updated disclosure.

Response — The Trust will consider incorporating the requested change in connection with the next routine update of the Registration Statement.

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16.	Comment — The Staff notes the section titled “Investment Strategies and Risks – Responsible Investing Risk” under Item 16(b) regarding ESG factors. Please clarify or confirm if such considerations are applicable to the Fund.

Response — The Trust confirms that responsible investing factors are integrated into the Fund’s management based on the subadvisor’s investment philosophy and decision-making process for the Fund.

17.	Comment — Under Item 16(f), the Staff notes that the list of entities that receive non-public portfolio holdings information is as of April 1, 2021. Please provide a more up to date disclosure if available.

Response — The Trust will incorporate the requested change in connection with the next routine update of the Registration Statement.

18.	Comment — The Staff notes that Item 16(g) regarding material events does not appear in the Registration Statement. Please supplementally confirm that the Fund has no material events to report.

Response — The Trust so confirms.

19.	Comment — Under Item 19, “Investment Advisory and Other Services – Subadvisory Agreement,” please disclose the method of calculating the subadvisory fees payable to the subadvisors.

Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

20.	Comment — Under Appendix B, please confirm all applicable proxy voting policies and procedures have been provided and the advisers and subadvisers have been accurately identified.

Response — The Trust so confirms.

Part C

21.	Comment — Please confirm that all of the referenced exhibits and attachments have been hyperlinked.

Response — The Trust so confirms and all such hyperlinks are active on the Registration Statement’s EDGAR filing.

22.	Comment — The Staff notes that the Trust’s code of ethics filed under Exhibit P is dated as of 2008. Please confirm such exhibit is still applicable.
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Response — The Trust so confirms, and respectfully notes that the referenced code of ethics has been updated as recently as 2020 and filed as a new exhibit in 2021.

* * * * *

The Trust, on behalf of the Fund, intends to incorporate any changes to the Fund’s Registration Statement made in response to the Staff’s comments in the next routine update of the Registration Statement. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Harsha Pulluru, Assistant Secretary of the Trust
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